Exhibit 12.1

Buckeye Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

Dollars in Thousands

	Years Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2013
Earnings:
Income from continuing operations	$26,477	$49,594	$43,080	$108,501	$226,417	$89,472
Equity income (greater than) less than distributions	(2,875)	(2,871)	3,316	(3,778)	(2,775)	(1,504)
Less: capitalized interest	(2,355)	(3,401)	(2,499)	(7,583)	(9,238)	(1,527)

Total earnings	21,247	43,322	43,897	97,140	214,404	86,441

Fixed Charges:
Interest and debt expense	75,410	75,147	89,169	119,561	114,980	30,249
Capitalized interest	2,355	3,401	2,499	7,583	9,238	1,527
Portion of rentals representing an interest factor	6,723	7,052	7,092	10,039	11,865	2,787

Total fixed charges	84,488	85,600	98,760	137,183	136,083	34,564

Earnings available for fixed charges	$105,735	$128,922	$142,657	$234,323	$350,487	$121,004

Ratio of earnings to fixed charges	1.25	1.51	1.44	1.71	2.58	3.50

Computation of Ratio of Earnings to Fixed Charges on a pro forma basis to give effect to the sale of senior notes in this offering and the application of the net proceeds

	Year Ended December 31, 2012	Three Months Ended March 31, 2013
Earnings:
Income from continuing operations (1)	$219,542	$87,753
Equity income (greater than) less than distributions	(2,775)	(1,504)
Less: capitalized interest	(9,238)	(1,527)

Total earnings	207,529	84,722

Fixed Charges:
Interest and debt expense (1)	121,855	31,968
Capitalized interest	9,238	1,527
Portion of rentals representing an interest factor	11,865	2,787

Total fixed charges	142,958	36,282

Earnings available for fixed charges	$350,487	$121,004

Ratio of earnings to fixed charges	2.45	3.34

(1)	Income from continuing operations and Interest and debt expense for the period ended December 31, 2012 and March 31, 2013 exclude $72.8 million and $68.9 million, respectively, for the settlement of our interest rate swaps relating to the refinancing of the 2013 Notes.